SEC 18005846

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SEC Mail Processing Section

FEB 28 2018

Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rainier Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10500 NE 8th Street, Suite 1130

(No. and Street)

Bellevue	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin McCabe 425-732-6000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP

(Name – *if individual, state last, first, middle name*)

601 Union Street, Suite 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin McCabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rainier Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRIS LAMBERT
COMMISSION EXPIRES
NOTARY
PUBLIC
08-16-2020
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) EXEMPTION REPORT REQUIRED BY SEC RULE 17A-5(d)(1)(i)(B)(2)

****Reserve requirements are not applicable***

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and Members
Rainier Securities, LLC
Mercer Island, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rainier Securities, LLC ("the Company") as of December 31, 2017, the related statements of operations, members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS

Supplemental Information

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Report, Part IIA, and the Audited Computations of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Peterson Sullivan LLP

Seattle, Washington
February 27, 2018

RAINIER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS	
Cash	$ 202,846
Accrued interest	107,744
Deposits with clearing organization	100,000
Securities owned	12,894,584
Prepaid expenses	106,185
Deposits	100,810
	$ 13,512,169
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Loan payable to clearing organization	$ 8,012,415
Other amounts payable to clearing organization	39,646
Guaranteed payments and bonuses payable	91,130
Securities sold, not yet purchased	85,162
401(k) contribution payable	133,100
Accrued expenses and other liabilities	55,093
Total liabilities	8,416,546
Members' equity	5,095,623
	$ 13,512,169

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

Revenue	
Net realized and unrealized gains on securities	$ 2,853,652
Interest and other income	576,213
	3,429,865
Expenses	
Guaranteed payments	574,161
Transaction settlement costs	664,516
Licenses, registrations, and taxes	81,907
Employee wages and payroll taxes	570,188
401(k) employer contributions	110,899
Data subscription	185,897
Professional fees	37,550
Rent	75,990
Interest	190,041
Office	16,065
Communications	9,451
Travel and entertainment	3,140
	2,519,805
Net income	**$ 910,060**

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2017

Balance, December 31, 2016	$ 4,816,346
Net income	910,060
Distributions	(630,783)
Balance, December 31, 2017	$ 5,095,623

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash Flows from Operating Activities	
Net income	$ 910,060
Adjustments to reconcile net income to net cash flows from operating activities	
Change in operating assets and liabilities	
Accrued interest	82,740
Securities owned	1,974,956
Prepaid expenses	(46,019)
Deposits	(406)
Loan payable to clearing organization	(2,056,187)
Other amounts payable to clearing organization	7,274
Guaranteed payments and bonuses payable	(1,841)
Securities sold, not yet purchased	(104,350)
401(k) contribution payable	(3,200)
Accrued expense and other liabilities	(18,543)
Net cash flows from operating activities	744,484
Cash Flows from Financing Activity	
Distributions to members	(630,783)
Change in cash	113,701
Cash, beginning of year	89,145
Cash, end of year	$ 202,846
Supplemental Cash Flow Information	
Cash paid during the year for interest	$ 190,041

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Rainier Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company's activities are primarily comprised of purchasing and selling corporate and municipal bonds, and holding these types of securities for the Company's own account.

As a limited liability company (or "LLC"), an owner's liability is generally limited to contributions made to the LLC. An LLC owner is referred to as a Member. The Company has four Members. All are involved in the Company's operations. The LLC has appointed one Member to act as the Managing Member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits.

Clearing Organization

The Company has an agreement with National Financial Services, LLC to act as the clearing organization for the Company. The clearing organization clears all security transactions.

The Company is required to maintain certain interest bearing deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.

The loan payable to the clearing organization bears interest at approximately the Federal funds rate plus 1.00% (resulting in a rate of 2.50% at December 31, 2017), and is secured by securities owned. There is no formal due date associated with this agreement.

Furniture and Equipment

Furniture and equipment is stated at cost ($72,442) and has been fully depreciated using straight-line methods over estimated useful lives.

Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis.

Fair Value Measurements

Securities owned and securities sold, not yet purchased (short sales) are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value measurement of securities owned and securities sold, not yet purchased, was determined using Level 2 observable market inputs, within the fair value hierarchy, consisting of quoted values of similar securities as certain securities are not traded on a daily basis.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

Subsequent Events

The Company has evaluated additional subsequent events through the date these financial statements were available to be issued, which was February 27, 2018, see Note 6.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at December 31, 2017, are composed of:

Corporate debt securities	4,874,421
Municipal debt securities	8,020,163
	$ 12,894,584

One issuer of corporate debt securities (issuing many different debt securities series) represents a total of 43% of the total corporate debt balance, which includes 41% on a single issue. A second issuer represents 16%. One state issuing municipal debt securities (comprised of many different debt securities series) is equal to 50% of the total municipal debt balance.

Securities sold, and not yet purchased, are entirely comprised of corporate debt securities. Three issuers were associated with 100% of the liability related to securities sold, not yet purchased.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company also tries to minimize the market risk by holding securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or the possibility the issuer will go into default. The Company minimizes credit risk by investing in a diversified pool of issuers.

The Company's counterparty risk is minimized by trading primarily with other broker-dealers and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Guaranteed Payments

The Company makes guaranteed payments to all of its Members. Three of the Members receive their guaranteed payments based on trading profits, net of various expenses, each month. In addition to the guaranteed payments calculated based on the net trading profits, the Managing Member receives a salary of $50,000 per year. A fourth member (Chief Executive Officer) receives a salary of $100,000 per year. All payments are increased to cover FICA and Medicare taxes.

Note 5. Leases

The Company leases its office space under an operating lease that expires in January 2018. Rent and the related expense paid under this operating lease agreement for 2017 was $75,990. The Company has leased a new office space under an operating lease that expires April 2024. The lease payments are guaranteed by a member. The following is a schedule of minimum lease payments required under non-cancelable operating leases for the years ending December 31:

2018	$ 36,487
2019	36,290
2020	37,545
2021	38,800
2022	40,055
2023	41,310
2024	13,805
	$ 244,292

Note 6. Subsequent Event

On January 17, 2018, the Company made distributions to its Members totaling $95,623. The Company expects to make additional distributions in April 2018, but the amount is undetermined.

Note 7. Contingencies and Guarantees

As of December 31, 2017, management of the Company believes that there are no contingencies or guarantees (other than the commitment described in Note 5) that may result in a loss or future obligations.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $100,000, whichever is greater. At December 31, 2017, the required minimum net capital was $100,000. At December 31, 2017, the Company had computed net capital of $3,890,506, which was in excess of the required net capital level by $3,790,506. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.082 to 1.

SUPPLEMENTARY INFORMATION

RAINIER SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2017

COMPUTATION OF NET CAPITAL

Members' equity	$	5,095,623
Deductions		
Other assets		(106,185)
Haircuts on security positions		
Municipal debt securities		(500,734)
Corporate debt securities		(372,809)
Undue Concentration		(225,389)
Net capital		3,890,506
Minimum net capital		100,000
Excess net capital	$	3,790,506

COMPUTATION OF AGGREGATE INDEBTEDNESS

Guaranteed payments and bonuses payable	$	91,130
401(k) contribution payable		133,100
Other amounts payable to clearing organization		39,646
Accrued expenses and other liabilities		55,093
Total aggregate indebtedness	$	318,969

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (10% of total aggregate indebtedness or $100,000, whichever is greater)	$	100,000
Percentage of aggregate indebtedness to net capital		8.2%
Ratio of aggregate indebtedness to net capital		

Rainier Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

RAINIER SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2017

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 3,890,506

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and Members
Rainier Securities, LLC
Mercer Island, Washington

We have reviewed management's statements, included in the accompanying Exemption Report – 2017, in which (1) Rainier Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) ("the exemption provisions") and (2) the Company stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

Seattle, Washington
February 27, 2018

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

RAINIER SECURITIES, LLC
EXEMPTION REPORT - 2017

RAINIER SECURITIES, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain brokers and dealers").This Exemption Report was prepared as required by 17 C.F.R.§ 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 ("Customer protection - reserves and custody of securities") under the provisions of 17 C.F.R.§ 240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the fiscal year ended December 31, 2017, without exception.

RAINIER SECURITIES, LLC

I, Kevin McCabe, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

[signature]
By: Kevin McCabe, President

2-27-18
(Date)

RAINIER SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

C O N T E N T S

RAINIER SECURITIES, LLC

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Member and Members
Rainier Securities, LLC
Mercer Island, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Rainier Securities, LLC ("the Company"), the Securities Investor Protection Corporation ("SIPC"), and other designated examining authorities with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2017, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries such as canceled checks or accounts payable entries, noting no differences.

2. We compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as details from the Company's general ledger, noting no differences.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as details from the Company's general ledger, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

Seattle, Washington
February 27, 2018

RAINIER SECURITIES, LLC
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2017

Total assessment for the year ended December 31, 2017	$	4,505
Payment made with SIPC-6 on July 27, 2017	$	2,595
Amount due with Form SIPC-7	**$**	**1,910**